

New Jersey Resources

Investor Fact Sheet

NYSE: NJR

NJR CONTACTS:
JOANNE FAIRECHIO, DIRECTOR, INVESTOR RELATIONS 732-378-4967
DENNIS PUMA, DIRECTOR, INVESTOR RELATIONS 732-938-1229
JAMES KENT, TREASURER 732-938-1093

September 6, 2016

SUMMARY OF PROPOSED BASE RATE CASE SETTLEMENT
SAFE EXTENSION INCLUDED

A 46 Percent Increase in Rate Base to $1.374 Billion

OVERVIEW

A Stipulation of Settlement (the Settlement) was executed and filed with the Administrative Law Judge (ALJ). The ALJ issued her initial decision finding that the Settlement disposes of all issues in controversy and closed the matter and transferred the matter back to the New Jersey Board of Public Utilities (NJBPU). The initial decision may be adopted, modified or rejected by the NJBPU, which by law is authorized to make a final decision in this matter. The agreement authorizes a $45 million base rate increase for New Jersey Natural Gas Company (NJNG or the Company), the principal subsidiary of New Jersey Resources Corporation.

Based upon its final update, NJNG supported an increase of $113 million reflecting the Company's actual test year. The November 2015 filing was required in conjunction with the 2012 approval of its Safety and Facilities Enhancement (SAFE) program. In addition, the Company has a growing rate base investment resulting from continued customer growth and general system renewal and expansion since receiving its last base rate increase in 2008.

KEY PROVISIONS

The proposed Settlement contains several important components including:

- **A 46 percent increase in rate base to $1.374 billion.**

- **An overall rate of return of 6.90 percent calculated as follows:**

	Ratios	Cost Rate	Weighted Cost Rate
Long-term Debt	45.07%	3.89%	1.76%
Short-term Debt	2.43%	1.00%	0.02%
Common Equity	52.50%	9.75%	5.12%
Total	100.00%		6.90%

Under the proposed Settlement, the agreed upon Return on Equity (ROE) would be 9.75 percent with a 52.5 percent equity ratio. This would represent the highest equity percentage the Company has received since the 1994 base rate case. This compares with the 10.3 percent ROE with a 51.3 percent equity ratio in NJNG's last base rate case in 2008.

- **Approval of SAFE Extension**

  As part of the rate case filing in November 2015, NJNG requested an extension of its SAFE program to enhance system safety by eliminating the unprotected bare steel lines in its distribution system. The Settlement would approve the SAFE Extension, a new 5-year, $157.5 million program. The Company expects to earn an Allowance for Funds Used During Construction (AFUDC) return on capital, similar to previous infrastructure programs. However, unlike the previous SAFE program, revenue recognition for program spending will occur on an annual basis.

  Similar regulatory accounting and revenue recognition treatment is being used for the remaining expenditures related to the New Jersey Reinvestment in System Enhancements (NJ RISE). Through NJ RISE, the Company is investing a total of $102.5 million for six capital projects through mid-2019, which are designed to enhance the resiliency of its natural gas distribution and transmission systems and help mitigate the impact of major weather events in the future. The NJ RISE and SAFE Extension annual rate filings shall be combined for administrative ease.

  As in the past, NJNG will be required to file a base rate case no later than November 2019.

- **Deferral of Southern Reliability Link (SRL)**

  The SRL project is a 30-mile pipeline designed to support improved system safety, reliability and resiliency in Monmouth, Ocean and Burlington Counties, which are in the southern portion of NJNG's service area. The SRL was approved by the NJBPU in March 2016 and found to be reasonably necessary for service, convenience or welfare of the public. SRL continues to progress through the permitting process. Construction will commence after permitting is completed.

  In view of this, and in order to bring the current rate case to a timely conclusion, SRL was not considered, but is expected to be part of a future rate proceeding.

- **A composite depreciation rate of 2.4 percent.**

REVENUE INCREASE DETAILS

The parties agree that the following components support the revenue increase proposed in the Settlement:

($ millions, except as noted)	
Rate Base	$1,374
Rate of Return	6.90%
Income Requirement	$94.8
Pro-Forma Income	68.3
Additional Income Requirement	$26.5
Revenue Factor	1.6981
Revenue Requirement	$45.0

REVENUE RECONCILIATION

The primary differences between the Company's original request and the proposed increase granted are as follows:

(millions)		Amount
AMOUNT REQUESTED-NOVEMBER 2015		**$148**
UPDATES		
SRL	(22)	
Bonus Depreciation	(4)	
Other – 12 months of actual results	(9)	(35)
SUPPORTED AMOUNT AFTER UPDATES – July 20, 2016		**$113**
ADJUSTMENTS		
SRL	(4)	
Depreciation	(20)	(24)
ADJUSTED SUPPORTED AMOUNT		**$89**
SETTLEMENT RECONCILIATION		
Reduction in Rate Base	(5)	
Reduction in ROR/ROE	(18)	
Increase in current Operating Income	(21)	(44)
SETTLEMENT AMOUNT		**$45**

COMPARISON OF PREVIOUS NJNG BASE RATE CASES

Listed below is a comparison of the major financial aspects of NJNG's last three base rate cases:

($ millions, except as noted)	8/16 Settlement	10/08 Order	1/94 Order
Rate Base	$1,374	$943	$492
Common Equity Component	52.5%	51.3%	52.74%
Return on Equity	9.75%	10.3%	11.5%
Depreciation Rate	2.4%	2.34%	3.0%

FORWARD LOOKING STATEMENTS

Certain statements contained in this investor fact sheet are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. New Jersey Resources (NJR or the Company) cautions readers that the assumptions forming the basis for forward-looking statements include many factors that are beyond NJR's ability to control or estimate precisely, such as estimates of future market conditions and the behavior of other market participants. Words such as "anticipates," "estimates," "expects," "projects," "may," "will," "intends," "plans," "believes," "should" and similar expressions may identify forward-looking statements and such forward-looking statements are made based upon management's current expectations, assumptions and beliefs as of this date concerning future developments and their potential effect upon NJR. There can be no assurance that future developments will be in accordance with management's expectations, assumptions and beliefs or that the effect of future developments on NJR will be those anticipated by management. Forward-looking statements in this investor fact sheet include, but are not limited to, certain statements regarding NJR's base rate case, investment programs and infrastructure projects.

The factors that could cause actual results to differ materially from NJR's expectations include, but are not limited to, weather and economic conditions; changes in the rate of NJNG's customer growth; volatility of natural gas and other commodity prices; changes in rating agency requirements and/or credit ratings; the impact of volatility in the credit markets; the ability to comply with debt covenants; the impact to the asset values and resulting higher costs and funding obligations of NJR's pension and post-employment benefit plans as a result of downturns in the financial markets, lower discount rates, revised actuarial assumptions or impacts associated with the Patient Protection and Affordable Care Act; accounting effects and other risks associated with hedging activities and use of derivatives contracts; commercial and wholesale credit risks, including the availability of creditworthy customers and counterparties and liquidity in the wholesale energy trading market; the ability to obtain governmental and regulatory approvals, land-use rights, electrical grid connection and/or financing for the construction, development and operation of NJR's non-regulated energy investments and NJNG's planned infrastructure projects in a timely manner; risks associated with the management of the company's joint ventures, partnerships and investment in a master limited partnership; risks associated with our investments in renewable energy projects, including the availability of regulatory and tax incentives, the availability of viable projects and NJR's eligibility for ITCs and PTCs, the future market for SRECs and operational risks related to projects in service; timing of qualifying for ITCs and PTCs due to delays or failures to complete planned solar and wind energy projects; the level and rate at which NJNG's costs and expenses are incurred and the extent to which they are allowed to be recovered from customers through the regulatory process, including through the base rate case filing; access to adequate supplies of natural gas and dependence on third-party storage and transportation facilities for natural gas supply; operating risks incidental to handling, storing, transporting and providing customers with natural gas; risks related to our employee workforce; the regulatory and pricing policies of federal and state regulatory agencies; the costs of compliance with present and future environmental laws, including potential climate change-related legislation; risks related to changes in accounting standards; the disallowance of recovery of environmental-related expenditures and other regulatory changes; environmental-related and other litigation and other uncertainties; risks related to cyber-attack or failure of information technology systems; and the impact of natural disasters, terrorist activities, and other extreme events on our operations and customers. The aforementioned factors are detailed in the "Risk Factors" sections of our Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC) on November 24, 2015, which is available on the SEC's website at sec.gov. Information included in this investor fact sheet is representative as of today only, and while NJR periodically reassesses material trends and uncertainties affecting NJR's results of operations and financial condition in connection with its preparation of management's discussion and analysis of results of operations and financial condition contained in its Quarterly and Annual Reports filed with the SEC. NJR does not, by including this statement, assume any obligation to review or revise any particular forward-looking statement referenced herein in light of future events.

ABOUT NEW JERSEY RESOURCES

New Jersey Resources (NYSE: NJR) is a Fortune 1000 company that, through its subsidiaries, provides safe and reliable natural gas and clean energy services, including transportation, distribution, asset management and home services. With annual revenues in excess of $2.7 billion, NJR is comprised of five primary businesses:

- New Jersey Natural Gas, NJR's principal subsidiary, operates and maintains over 7,300 miles of natural gas transportation and distribution infrastructure to serve over half a million customers in New Jersey's Monmouth, Ocean and parts of Burlington, Morris and Middlesex counties.

- NJR Energy Services manages a diversified portfolio of natural gas transportation and storage assets and provides physical natural gas services to its customers across North America.

- NJR Clean Energy Ventures invests in, owns and operates solar and onshore wind projects with a total capacity of more than 210 megawatts, providing residential, commercial and wholesale customers with low-carbon solutions.

- NJR Midstream serves customers from local distributors and producers to electric generators and wholesale marketers through its 50 percent equity ownership in the Steckman Ridge natural gas storage facility and its stake in Dominion Midstream Partners, L.P., as well as its 20 percent equity interest in the PennEast Pipeline Project.

- NJR Home Services provides service contracts as well as heating, central air conditioning, water heaters, standby generators, solar and other indoor and outdoor comfort products to residential homes throughout New Jersey.